                                                                  CONFORMED COPY

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1933



                          For the month of January 2004



                                BANCOLOMBIA S.A.
                                ----------------
                 (Translation of Registrant's name into English)


                               Calle 50 No. 51-66
                               Medellin, Colombia
                               ------------------
                    (Address of principal executive offices)




(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F  [X]      Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes        [ ]      No     [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)
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This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 333-12658).
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                                    SIGNATURE

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            BANCOLOMBIA S.A.
                                              (Registrant)



Date: January 28, 2004              By  /s/  JAIME ALBERTO VELASQUEZ B.
                                        -------------------------------
                                             Name:  Jaime Alberto Velasquez B.
                                             Title: Vice President of Finance
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(BANCOLOMBIA LOGO)


                      BANCOLOMBIA ACQUIRES SUFINANCIAMIENTO

Medellin, COLOMBIA. December 30, 2003. BANCOLOMBIA (NYSE:CIB)(1)


BANCOLOMBIA announced that it has acquired 94.89% of the shares of Compania Suramericana de Financiamiento Comercial S.A. ("Sufinanciamiento") from Portafolio de Inversiones Suramericana S.A., Compania Suramericana de Inversiones S.A. Suramericana, Compania Suramericana de Construcciones S.A., Fundacion Suramericana and Corporacion Financiera Nacional y Suramericana S.A. Corfinsura. The remaining 5.11% of the shares of Sufinanciamiento have been acquired by subsidiaries of BANCOLOMBIA.

On December 24, 2003, BANCOLOMBIA obtained the approval of the Superintendency of Banking for the purchase of the shares of Sufinanciamiento. The total purchase price was Ps 75,026 million, which corresponds to Ps 50.31 per share.

Sufinanciamiento is a financial company, specializing in automobile loans. The acquisition of Sufinanciamiento will allow BANCOLOMBIA and its subsidiaries to complement their portfolio of products by developing commercial financing activities, mostly in automobile financing.

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(1) CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors that could cause actual results to differ materially from those indicated in such statements.


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Contacts

JAIME A. VELASQUEZ          MARIA A. VILLA               WWW.BANCOLOMBIA.COM
FINANCIAL VP                IR MANAGER                   FAX: (574) 2307208
TEL.: (574) 5108666         TEL.: (574) 5108866